UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Andy Sherman

Senior Vice President,

General Counsel and Corporate Secretary

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9, as amended (the “Schedule 14D–9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2008, by CNET Networks, Inc., a Delaware corporation (the “Company”). The Schedule 14D–9 relates to the cash tender offer by Ten Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CBS Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the SEC on May 23, 2008, to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company, at a price of $11.50 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008, and the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8(f).	Additional Information; Regulatory Approvals.

Item 8(f) is hereby amended and supplemented by adding the following immediately after the second paragraph of the section captioned “Foreign Antitrust Approvals”:

“On Monday, June 9, 2008 at 11:59 p.m. (New York City time), the waiting period under the HSR Act in connection with the Offer expired. Also, on Tuesday, June 10, 2008, CBS announced that it had obtained clearance for the Offer from the Federal Cartel Office of Germany. Accordingly, the conditions to the Offer requiring the expiration or termination of the waiting period under the HSR Act and the obtainment of German pre-notification approval have been satisfied.”

Item 8(g).	Additional Information; Certain Litigation.

Item 8(g) is hereby amended and supplemented by adding the following, as a separate paragraph, immediately after the first paragraph of the section captioned “Certain Litigation—State”:

“On June 6, 2008, the state court plaintiffs filed a motion for leave to file a First Amended Complaint which, in addition to asserting derivative claims for breach of fiduciary duty, unjust enrichment, insider trading, abuse of control, gross mismanagement, waste and deceit, also seeks to assert, on behalf of all stockholders of the Company, class action claims against the members of the Company’s current board of directors for breach of the fiduciary duties of good faith, loyalty and candor in connection with their approval of the Merger Agreement and the dissemination of the Company’s Schedule 14D-9, which plaintiffs allege contains material misstatements and omissions relating to the Offer and the Merger. Plaintiffs seek unspecified damages, as well as declaratory, injunctive and other equitable relief, with respect to the proposed class claims, and have asked the court to lift the “hold” it had placed on the state court actions to the extent necessary to permit plaintiffs to pursue their class claims, while keeping their derivative claims on hold in favor of the federal actions. Plaintiffs’ motion is set for hearing on August 11, 2008. A copy of the memorandum in support of plaintiffs’ motion and proposed First Amended Complaint is filed as Exhibit (a)(12) hereto, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(12)	Memorandum in Support of Plaintiffs’ Motion for Leave to file a First Amended Complaint titled In re CNET Networks, Inc. Derivative Shareholder Action, Master File No. CGC-06-452728, filed June 6, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET Networks, Inc.

	By:	/s/ Andy Sherman
	Name:	Andy Sherman
	Title:	Senior Vice President, General
Counsel and Corporate Secretary
Date: June 11, 2008